UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ROGAN & ASSOCIATES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 9TH AVENUE NORTH, SUITE 100

(No. and Street)

SAFETY HARBOR	FL	34695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions

(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Mergate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Rogan _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ROGAN & ASSOCIATES, INC. _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



ANNA MICHELE MEYERHOFF
Notary Public - State of Florida
Commission # GG 308908
My Comm. Expires Mar 6, 2023
Bonded through National Notary Assn.

_____ 02/28/2020
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

The financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

ROGAN & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2019

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of **Rogan & Associates, Inc.:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Rogan & Associates, Inc.** as of December 31, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Rogan & Associates, Inc.** as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Rogan & Associates, Inc.** management. Our responsibility is to express an opinion on **Rogan & Associates, Inc.** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Rogan & Associates, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, Computation and reconciliation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of Aggregate Indebtedness, Schedule II, Computation of determination of reserve requirement and information relating to Possession or control requirements pursuant to SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **Rogan & Associates, Inc.** financial statements. The supplemental information is the responsibility of **Rogan & Associates, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Rogan & Associates, Inc.** auditor since 2019.

Assurance Dimensions
Margate, Florida
February 24 , 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	175,929
Receivable from broker-dealers, mutual funds and insurance companies		372,117
Other receivables		658,013
Investments in marketable securities		98,498
Fixed assets, net of depreciation		401,267
Right of use asset		308,785
Prepaid expenses and deposits		32,402
	$	2,047,011

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	77,888
Commissions payable		171,810
Deferred tax liability		104,849
Lease liability		308,923
Note payable		68,844
Total liabilities		732,314

STOCKHOLDER'S EQUITY

Common stock, $1 par value (authorized, issued and outstanding)	$	150
Additional paid-in-capital		30,985
Retained earnings		1,307,688
Less Treasury Stock, at cost		(24,126)
Total stockholder's equity		1,314,697
	$	2,047,011

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Commission and fees	$	3,428,451
Other revenue		58,197
Total revenues		3,486,648
EXPENSES:		
Employee compensation and benefits		2,476,127
Occupancy and equipment		187,160
Other operating expenses		153,942
Travel and entertainment		138,894
Professional fees		98,203
Office Expense		55,453
Depreciation expense		27,254
Clearing firm charges		89,748
Regulatory fees and expenses		17,839
Total expenses		3,244,620
INCOME BEFORE INCOME TAXES		242,028
INCOME TAXES		
Federal		76,529
State		5,102
TOTAL INCOME TAXES		81,631
NET INCOME	$	160,397

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2019

	Capital Stock	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances, January 1, 2019	$ 150	$ 30,985	$ (24,126)	$ 1,147,291	$ 1,154,300
Net income	-	-	-	160,397	160,397
Balances, December 31, 2019	$ 150	$ 30,985	$ (24,126)	$ 1,307,688	$ 1,314,697

The accompanying notes are an integral part of this financial statement.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of
Rule 17a-5 of the Securities Exchange Commission

ROGAN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	160,397
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		27,254
Changes in operating assets and liabilities:		
Due from broker-dealers, mutual funds and insurance companies		(89,194)
Other receivables		(30,000)
Prepaid expenses		2,145
Right of use assets/liabilities		139
Accounts payable and accrued expense		54,778
Deferred tax liability		21,949
Net cash provided by operating activities		147,468

CASH FLOWS FROM INVESTING ACTIVITIES:

Fixed assets		(9,411)
Investments		(23,380)
Net cash used by investing activities		(32,791)

NET CHANGE IN CASH		114,677
CASH, beginning of year		61,252
CASH, end of year	$	175,929

The accompanying notes are an integral part of this financial statement.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Rogan & Associates, Inc. (the "Company" or "R&A") is a securities broker-dealer organized under the laws of the state of Florida in January 1997. The Company's primary business is providing investment advice and brokerage of publicly traded securities and insurance products. The Company's customers are located throughout the United States, but primarily in Florida.

R&A is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer and an investment adviser. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which in the Company's case includes the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB") as well as the securities commissions of appropriate states. R&A is also a member of Securities Investor Protection Corporation ("SIPC").

<u>Basis of Presentation:</u> The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statement.

<u>Cash and Cash Equivalents:</u> The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2019, there were no cash equivalents.

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2019 the Company did not exceed the federally insured limit.

<u>Securities Owned:</u> Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Inputs to the valuation methodology are:

- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets.
- Inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

The Company owned mutual funds and equities at December 31, 2019, priced using Level 1 inputs and valued at $98,498.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Cont'd*)

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years).

Income Taxes: Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, ("ASC740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended December 31, 2016, 2017, 2018 and (although not yet filed) 2019 are subject to potential examination by the taxing authorities.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis which does not differ significantly from trade date basis.

Accounts Receivable: Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2019 no allowance was deemed necessary by management.

Other Receivables: Other Receivables consisted of Amounts due to/from Stockholder in the amount of $658,013 as of December 31, 2019.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2019 and through the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE B – REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include the following:

Investment Advisory Fees

The Company earns Investment Advisory Fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. The Investment Advisory Fees are primarily earned over time as the Company provides the contracted quarterly services and are generally assessed based on a tiered scale of the market value of assets under management (AUM) at month-end.

NOTE B – REVENUE RECOGNITION (*Cont'd*)

Investment Brokerage Fees

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is settled, i.e., the settlement date.

Mutual Fund and 12b1 Fees

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by Raymond James & Associates, Inc. ("RJA") on a fully disclosed basis. The Company's agreement with RJA provides that as a clearing broker, RJA will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RJA. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts – Directly Held Assets

Certain client assets are held away from RJA (i.e. investments in annuities, life insurance policies, mutual funds, REIT's, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

NOTE C – LEASE COMMITMENTS

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases* (Topic 842). The Company's current office space was leased under a five-year term which expires on December 31, 2021. The monthly rent under the lease is $13,176. The Company also has a five-year operating lease with Pitney Bowes which expires on October 9, 2023, with a quarterly payment of $209. As a result of the adoption of the new lease accounting guidance, the Company recognized on December 31, 2019 (a) a lease liability of $308,923, which represents the present value of the remaining payments of $333,721, discounted using the Company's incremental borrowing rate of 5.25%, and (b) a right-of-use asset of $308,785.

NOTE C – LEASE COMMITMENTS *(Cont'd)*

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2019:

Year	Office Lease	Postage Machine
2020	$ 162,853	$ 835
2021	167,738	835
2022	-	835
2023	-	626
Thereafter	-	-
Total lease payments	$ 330,591	$ 3,130
Less: interest	24,440	358
Present value of lease payments	306,151	2,772

Total rent and postage machine lease expense for 2019 were $175,849 and $835, respectively.

NOTE D – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2019, the Company had net capital of $111,784 which was $85,872 in excess of its required capital of $25,912. The Company's ratio of aggregate indebtedness to net capital was 3.477 to 1 as of December 31, 2019. The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

NOTE E – RETIREMENT PLAN

The Company has a profit-sharing plan with a 401(k) (salary reduction plan feature) covering substantially all full-time employees. Company contribution are discretionary. Employer contributions for 2019 were $51,793.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In 2018, the SEC initiated an inquiry into the firm's compensation related to mutual funds offered in connection with advisory services. The Company has provided the information requested by the SEC and has fully cooperated in responding to the Commission's requests. To date, no proceedings have been initiated and no request for repayment has been made. The Company is exploring a potential settlement; however, it is not currently possible to predict the ultimate outcome of this matter. As a conservative approach, the Company has a $70,000 contingent off-balance sheet liability included in its net capital calculation as of December 31, 2019. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under U.S. GAAP.

NOTE G – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2019.

NOTE H – RELATED PARTY TRANSACTIONS

As of December 31, 2019, the Company had a balance of $658,013 for its receivables from shareholders. These receivables were not evidenced by any promissory note agreements, but rather an informal agreement between the related parties. The receivables are non-interest bearing with no maturity date and no covenants. Management has reviewed documentation supporting the stockholder's ability to repay the loan and has concluded that the loans are fully collectable.

NOTE I – NOTES PAYABLE

The Company has a note payable to a bank, secured by Company accounts and the guarantee of the owner. It is payable in monthly installments of $2,383 including interest at 5.25%, maturing on July 28, 2022. Future maturities of the note, for years ending December 31, are as follows:

2020	$ 25,535
2021	26,938
2022	16,371
	$ 68,844

NOTE J – INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2019:

	2019
Statutory federal rate	21.00%
State tax, net of federal effect	3.56%
Change in valuation allowance	8.72%
Permanent differences	0.23%
Effective tax rate	33.51%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax liability for the year ended December 31, 2019 was as follows:

	2019
Deferred tax liability:	
Unrealized gain on securities owned	$104,849
Deferred tax liability	$104,849

The provision for income taxes for the year ended December 31, 2019 is $150,584. $45,735 is current and consisted of $37,665 in Federal income tax and $8,069 in State income tax. The Company recorded a deferred provision of $104,849.

ROGAN & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL		Unaudited Part IIA	Audit Adjustments		Amended Part IIA
Total ownership equity from Statement of Financial Condition	$	1,396,434	(81,737)	$	1,314,697
Total ownership equity qualified for net capital		1,396,434			1,314,697
Deductions and/or charges:					
Non-allowable assets from Statement of Financial Condition:					
Accounts receivable		105,539	95,766		201,305
Due from stockholder		658,013			658,013
Prepaid expenses and deposits		46,456	(14,054)		32,402
Fixed assets, net of depreciation		318,367	82,900		401,267
Net capital before haircuts on securities positions		268,059			21,710
Add: Deferred tax credit			104,849		104,849
Less: Haircuts and undue concentration		14,775			14,775
Net capital	$	253,284		$	111,784

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT					
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	22,863		$	25,912
Minimum dollar net capital requirement of reporting broker-dealer		5,000			5,000
Net capital requirement (greater of above)		22,863			25,912
Excess net capital	$	230,421		$	85,872
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	218,990		$	72,916

COMPUTATION OF AGGREGATE INDEBTEDNESS					
Total aggregate indebtedness from Statement of Financial Condition	$	664,630	67,684	$	732,314
Deduct:					
Lease liability		(308,785)			(308,785)
Deferred tax liabilities		(82,900)	(21,949)		(104,849)
Add:					
Other unrecorded amounts		70,000			70,000
Total aggregate indebtedness	$	342,945		$	388,680
Ratio of aggregate indebtedness to net capital		135.40%			347.71%

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

ROGAN & ASSOCIATES, INC.

SCHEDULE II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
UNDER SEC RULE 15C3-3

DECEMBER 31, 2019

The Company claims exemption from the provisions of Rule 15c3-3 (the "Rule") under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(ii) of the Rule.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2019, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of **Rogan & Associates, Inc.:**

We have reviewed management's statements, included in the accompanying **Rogan & Associates, Inc.**, in which (1) **Rogan & Associates, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Rogan & Associates, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and placed reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013 in relation to its subscription way business and (2) **Rogan & Associates, Inc.** stated that **Rogan & Associates, Inc.** met the identified exemption provisions throughout the most recent fiscal year without exception. **Rogan & Associates, Inc.** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Rogan & Associates, Inc.** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and footnote 74 to SEC Release 34-70073, dated July 30, 2013.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 24, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ROGAN & ASSOCIATES

FINANCIAL PLANNERS

ROGAN & ASSOCIATES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2019

Rogan & Associates, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

And

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2019 without exception.

As it relates to the Company's subscription way business, the Company did not claim an exemption to SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2019, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 6 of the related FAQ issued by SEC staff on April 4, 2014.

In order to avail itself of this option, the Company represents that it does not hold, and has held not during the reporting period, customer funds or securities, and that its business activities are, and will remain, limited to subscription way business.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Name: Michael G. Rogan

Title: President

Date: 2-24-2020



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of **Rogan & Associates, Inc.:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by **Rogan & Associates, Inc.** and the SIPC, solely to assist you and SIPC in evaluating **Rogan & Associates, Inc.** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. **Rogan & Associates, Inc.** management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on **Rogan & Associates, Inc.** compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of **Rogan & Associates, Inc.** and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 24, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com